Exhibit 99.1

Auris Medical News Release

Auris Medical Provides Update on Development of KeyzilenTM for the Treatment of Acute Inner Ear Tinnitus

•	TACTT3 Phase 3 trial protocol amended based on analysis of TACTT2 trial outcomes

•	TACTT3 enrollment to be expanded with top-line results expected in early 2018

•	Conference call scheduled for today to discuss development update

Zug, Switzerland, October 11, 2016 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today announced additional clinical data as well as updates to its development plan for KeyzilenTM (AM-101) in acute inner ear tinnitus.

Based on insights from the recently completed TACTT2 trial, the Company is submitting a protocol amendment to regulatory agencies in Europe for TACTT3, the ongoing second Phase 3 clinical trial. In the amended trial protocol, the change in Tinnitus Functional Index (TFI) score will be elevated from a key secondary endpoint to an alternate primary efficacy endpoint. Certain patient subgroups will be included in confirmatory statistical testing, and the trial size will be increased to enhance statistical sensitivity to the effects of treatment. Top-line results from the expanded TACTT3 trial are now expected in early 2018. The outcomes from TACTT2 and the regulatory path forward will be reviewed with the US Food and Drug Administration in early December 2016.

TACTT2 was a randomized, double-blind, placebo-controlled trial conducted primarily in North America, enrolling 343 patients suffering from acute inner ear tinnitus following traumatic cochlear injury or otitis media. As previously announced, the trial failed to meet its two co-primary endpoints: the change in subjective tinnitus loudness (tinnitus loudness question; TLQ) and the change in tinnitus burden measured by the TFI from baseline to Day 84 over placebo. However, the TACTT2 trial data show treatment effects on TFI in favor of KeyzilenTM for specific subgroups. In the pre-specified subgroup of patients suffering from tinnitus following otitis media, treatment with KeyzilenTM resulted in a clinically meaningful and statistically significant reduction of 14.8 points in the TFI from baseline, as compared to 6.2 points for placebo (p=0.048). A reduction of 13 points was defined as clinically meaningful by the developers of the TFI. A trend for improvement was also observed in active-treated patients who suffered from severe or extreme tinnitus at baseline with a clinically meaningful reduction in TFI of 15.5 points as compared to 11.5 points in the placebo group (p=0.238). Unexpectedly, the TLQ showed a lower sensitivity to change than the TFI, which the Company believes to be related to the frequent (daily) rating of tinnitus loudness over an extended period of time.

“Although we are disappointed that the TACTT2 trial failed to confirm the efficacy of KeyzilenTM in the overall study population, we feel very encouraged by the clinically meaningful reductions in tinnitus burden in two relevant subgroups,” commented Thomas Meyer, founder, Chairman and Chief Executive Officer of Auris Medical. “New knowledge gained from the TACTT2 trial allows us to make appropriate adjustments to the TACTT3 trial while we are still fully blinded to its outcomes. We believe that the measures outlined today will improve the probability of success of the TACTT3 trial for the entire study population as well as for key patient subgroups.”

TACTT3, which is being conducted in Europe, is a randomized, double-blind, placebo-controlled trial in acute and post-acute inner ear tinnitus following traumatic cochlear injury or otitis media. So far, the trial enrolled more than 300 patients during the acute tinnitus stage (Stratum A) and approximately 330 patients during the post-acute tinnitus stage (Stratum B). Under the amended trial protocol, the change in tinnitus loudness and in the TFI from baseline to Day 84 will both be alternate primary efficacy endpoints. Applying the Hochberg procedure, the two endpoints will be tested for the overall study population as well as for the subpopulations of patients with otitis media-related tinnitus or with severe tinnitus at baseline. In order to enhance the trial’s statistical power, 60 additional patients will be recruited in TACTT3 in each of Stratum A and Stratum B. The Company expects enrollment to resume in early 2017.

For more information on tinnitus symptoms and the patient experience, please click on this video link: [https://www.youtube.com/watch?v=Cii3SKpe1B0&list=PLNCzVwOupyyiEgXvv71H4M88o7HwY65eQ&index=1]

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to discuss the KeyzilenTM program update today, October 11, 2016, at 8:00 am Eastern Time (2:00 pm Central European Time). To participate in this conference call, dial 1-855-217-7942 (USA) or +1-646-254-3376 (International), and enter passcode 2939516. A live webcast of the conference call will be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Acute Inner Ear Tinnitus

Tinnitus, the perception of sound without external acoustic stimulation, is a symptom common to various ear or other diseases. Inner ear tinnitus may be provoked by various injuries to the cochlea, the organ of hearing, such as overexposure to noise or inflammation. Tinnitus may be transitory; however, it may also become permanent. Tinnitus of less than three months of duration is considered acute, while older tinnitus is considered chronic. Inner ear tinnitus often has a serious impact on the ability to sleep, relax, or concentrate, and it may lead to tiredness, irritation, nervousness, despair, frustration, or even depression. As of today, neither a universal standard of care for acute inner ear tinnitus, nor a truly proven and effective treatment method is available.

About KeyzilenTM (AM-101)

KeyzilenTM is a small molecule N-methyl-D-aspartate (NMDA) receptor antagonist formulated in a biocompatible gel for intratympanic injection. Emerging evidence suggests that NMDA receptors in the cochlea play a major role in the occurrence of tinnitus following acute injury to the inner ear, e.g. from exposure to excessive noise, infections, disturbances in inner ear blood supply, or the administration of certain ototoxic drugs. Persistent overexpression of NMDA receptors may lead to pathologic excitation of auditory nerve fibers, which in the brain is perceived as tinnitus. KeyzilenTM has received fast track designation from the FDA for the treatment of acute peripheral (inner ear) tinnitus following traumatic cochlear injury or otitis media in adults. The development of KeyzilenTM is based on research conducted at the INSERM Institute for Neurosciences, and patents have been granted in more than 40 countries worldwide so far.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the Phase 3 development of treatments for acute inner ear tinnitus (KeyzilenTM; AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of the parent company Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol "EARS."

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, including the likelihood that the TACTT3 trial may not meet its endpoints, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Contact: Cindy McGee, Head of Investor Relations and Corporate Communications, +41 61 201 1350, investors@aurismedical.com

Media contact: David Schull, Russo Partners, 1-858-717-2310, david.schull@russopartnersllc.com